cartesian growth corporation III
505 Fifth Avenue, 15th Floor
New York, New York 10017

April 29, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Catherine De Lorenzo

Re:	Cartesian Growth Corporation III Registration Statement on Form S-1 File No. 333-284565

Dear Ms. De Lorenzo:

Cartesian Growth Corporation III (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-284565), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Thursday, May 1, 2025, or as soon thereafter as possible.

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Sincerely,

CArtesian Growth CORPORATION III

By:	/s/ Peter Yu
	Name:	Peter Yu
	Title:	Chief Executive Officer

[Signature Page to Acceleration Request]